October 21, 2011

COPPER NORTH TO COMMENCE TRADING ON THE TSX VENTURE EXCHANGE

VANCOUVER, B.C. Copper North Mining Corp. ("Copper North” or “The Company”) (TSX.V: COL) is pleased to announce it will begin trading on the TSX Venture Exchange on Monday, October 24th, 2011 under the symbol COL.

Copper North was created as a spin-out from Western Copper and Gold Corporation (TSX: WRN and NYSE Amex: WRN). Copper North owns a 100% interest in both the Carmacks Copper Project (“Carmacks”) located in the Yukon and the Redstone Project (“Redstone”) located in the Northwest Territories. Carmacks is permitted for construction and will produce approximately 32 million pounds of cathode copper per year at an estimated cash cost of US$0.84/lb of copper based on a positive Feasibility Study completed in May 2007. Redstone is an early stage, high-grade stratiform copper deposit located in the Nahanni Mining District.

Copper North President and CEO, Dr. Sally Eyre said: “We are thrilled to see Copper North commence trading today. Our new executive management team is focused on the successful development of the Carmacks Copper Project and further advancing the regionally prospective Redstone Project”.

Board of Directors and Management

Dale Corman, P.Eng. - Non Executive Chairman

From 1995 to 2006, Mr. Corman was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation (acquired by Glamis Gold). Mr. Corman has 30 years' experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.Sc. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. Since 2006, Mr. Corman has acted as Chairman and Chief Executive Officer of Western Copper Corporation.

Sally Eyre, Ph.D, DIC - President & CEO

Dr. Eyre has 19 years' experience in the global resource sector. Prior to joining Copper North, she served as Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold producer with numerous assets in West Africa. Dr. Eyre has a Ph.D in Economic Geology from the Royal School of Mines, Imperial College, London and is a member of the Society of Economic Geologists.

David Street, MA (Hons) Cantab. - Director

Mr. Street is Managing Director, Debt Finance of Endeavour Financial Ltd. Prior to joining Endeavour Financial Ltd., Mr. Street spent a total of 13 years with NM Rothschild & Sons Ltd., in both London and Denver. Most recently, he was a Director and Head of Mining & Metals at NM Rothschild & Sons Ltd. Mr. Street also worked as a Director of the mining finance team at Societe Generale for two years. He has significant experience in structuring, arranging and advising on financings for mining projects and companies around the world. Mr. Street holds an MA (Hons) degree in Economics from the University of Cambridge, UK.

Robert Gayton, Ph.D -Director

Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies: Amerigo Resources Ltd., B2 Gold Corp., Eastern Platinum Limited, Nevsun Resources Ltd., Palo Duro Energy Inc., Quaterra Resources Inc., and Silvercorp Metals Inc. Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of British Columbia, earned the Chartered Accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

Julien François, CA - CFO and Corporate Secretary

Mr. François is a Chartered Accountant. He spent five years working at PricewaterhouseCoopers LLP, focused on mining and high tech clients. Mr. François has held the position of CFO for Western Copper and Gold since 2006.

About Copper North

Copper North is a Canadian mineral exploration and development company. Copper North’s mineral resource assets include the Carmacks Copper Project located in the Yukon, and the high-grade, stratiform-copper Redstone Deposit, located in the Northwest Territories. Copper North trades on the TSX Venture Exchange under the symbol COL. Please visit www.coppernorthmining.com.

On behalf of the Board of Directors:

“Sally Eyre”
Dr. Sally Eyre
President, CEO and Director

For Further Information
Sally Eyre, President & CEO
Julie Kim, Manager Corporate Communications & Investor Relations
Tel:	604.638.2505
Email:	info@coppernorthmining.com
Web:	www.coppernorthmining.com